Exhibit 12.1

Earnings to Fixed Charges

		10/1/05-	2/17/06-
	2005	2/16/06	09/30/06	2007	2008	2009	Pro Forma
Earnings:
Income (loss) before taxes	47.8	19.3	-51.1	-207.5	-150.3	-28.3	-210.4
Interest	16.7	7.6	46.5	237.6	261.7	244.5	305.9
Interest portion of rental expense	3.4	0.9	2.2	14.7	19.4	18.8	20.2
	67.9	27.8	-2.4	44.8	130.8	235.0	115.7

Fixed Charges:
Interest	16.7	7.6	46.5	237.6	261.7	244.5	305.9
Interest capitalized	0.0	0.0	-0.6	-1.5	-2.3	-2.4	-2.4
Interest portion of rental expense	3.4	0.9	2.2	14.7	19.4	18.8	20.2
	20.1	8.5	48.1	250.8	278.8	260.9	323.7

Ratio	3.4	3.3	0.0	0.2	0.5	0.9	0.4

Shortfall (overage)	-47.8	-19.3	50.5	206.0	148.0	25.9	208.0